FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
December 27, 2010

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS Completes Acquisition of Sistema Telecom

December 27, 2010

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the leading telecommunications provider in Russia and the CIS, announces that it has completed the acquisition of 100% of Sistema Telecom LLC (“Sistema Telecom”), a subsidiary of JSFC Sistema (“Sistema” — LSE: SSA).

Under the terms of the agreement, wholly-owned subsidiaries of MTS purchased a 100% stake in Sistema Telecom for RUB 11.59 billion ($379.01 million(1)) from Sistema and its wholly-owned subsidiary. In addition, MTS assumed debt considerations totaling RUB 1.80 billion ($58.93 million), which include the settlement of RUB 1.35 billion ($44.04 million) in debts between MTS subsidiaries and Sistema Telecom.

The transaction was completed upon the recommendation of the Special Committee of Independent Directors of MTS’ Board of Directors, approval by the MTS Board of Directors and additional approvals from Sistema’s Extraordinary General Shareholder Meeting and the Federal Antimonopoly Service (FAS).

Sistema Telecom’s key assets consist of: property rights in respect of the group of trademarks, including the distinctive “egg” trademarks of MTS, Comstar-UTS and MGTS(2); certain promissory notes previously issued by MTS(3) in the amount of RUB 2.00 billion ($65.50 million); and a 45% stake in TS-Retail, where MTS already holds a controlling 55% interest.

ING Bank, an independent financial advisor to the MTS Special Committee, provided the fairness opinion in relation to the transaction. Latham & Watkins served as legal counsel to the Special Committee. Ernst & Young was charged by MTS to provide due diligence services.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 105.0 million mobile subscribers in Russia, Ukraine, Uzbekistan, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important

(1)         According to the average exchange rate of 30.57 RUB/USD for the 60-day period from September 4, 2010 to November 4, 2010. All U.S. dollar amounts in the press release are provided for reference using the 30.57 RUB/USD exchange rate.

(2)         Public Joint Stock Company Moscow City Telephone Network (“MGTS”).

(3)         The promissory notes were issued by MTS and partly by its subsidiary Rosico CJSC to finance the development of the Company’s GSM network in Russia back in 2001. Rosico was merged into MTS in 2001.

factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Shamolin
	Name:	Mikhail Shamolin
	Title:	CEO

Date: December 27, 2010